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Filed pursuant to Rule 433
Issuer Free Writing Prospectus
Registration No. 333-173619
May 9, 2011

JIAYUAN.COM INTERNATIONAL LTD.

        Jiayuan.com International Ltd., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest in the securities being offered, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Merrill Lynch, Pierce, Fenner & Smith Incorporated (1-866-500-5408) or Citigroup Global Markets Inc. (1-877-858-5407) (calling these numbers is not toll free outside the United States). You may also access the Company's most recent preliminary prospectus dated May 9, 2011, which is included in Amendment No. 4 to the Company's registration statement on Form F-1, as filed with the SEC via EDGAR on May 9, 2011, or Amendment No. 4, by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1511683/000104746911004774/a2203664zf-1a.htm.

        On May 6, 2011, the Company filed Amendment No. 3 to its registration statement on Form F-1, including a preliminary prospectus. This free writing prospectus updates and supplements the information contained in the Company's preliminary prospectus, dated May 6, 2011. All references to page numbers are to Amendment No. 4.

PROSPECTUS SUMMARY

Our History and Corporate Structure

        The following paragraph has been added on page 4:

        We were required under PRC law to make an initial capital contribution of RMB990,000 in Beijing Miyuan by April 25, 2011. However, in order for us to have made the capital contribution, Beijing Miyuan was required to have obtained a foreign exchange registration certificate from the local branch of the State Administration of Foreign Exchange, or SAFE. A prerequisite to Beijing Miyuan receiving such foreign exchange registration certificate was that the PRC residents holding direct or indirect interests in our company, Ms. Haiyan Gong, our founder and chief executive officer, Mr. Yongqiang Qian, our chairman, Mr. Xu Liu, Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu, complete their registrations and any updated registrations with the local SAFE office under SAFE Circular 75. Due to our reorganization, Ms. Haiyan Gong, Mr. Yongqiang Qian, and Mr. Xu Liu are required to amend their previous registrations and their ownership changes pursuant to the SAFE Circular No. 75 and Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu are required to register in accordance with SAFE Circular No. 75. However, the registrations by these six PRC resident shareholders were not completed in time, and Beijing Miyuan was unable to obtain a foreign exchange registration certificate by April 25, 2011. As a result, we were unable to make the initial capital contribution before the prescribed statutory deadline. Under PRC law, Beijing Miyuan's Foreign Invested Enterprise Approval Certificate issued by the local office of the Ministry of Commerce is consequently deemed to be invalid. We are required to deregister Beijing Miyuan with the local Administration of Industry and Commerce, or AIC, office and return Beijing Miyuan's business license to the local AIC office for cancellation. In addition, the local AIC office may also revoke Beijing Miyuan's business license on its own initiative even if we do not voluntarily deregister Beijing Miyuan and return the business license. If Beijing

Miyuan is deregistered and its business license is returned to the local AIC for cancellation, or its business license is revoked by the local AIC office, Beijing Miyuan will no longer be a validly existing legal entity. See "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—If Beijing Miyuan, one of our PRC subsidiaries, is deregistered or if its business license is cancelled or revoked by the government, we may be required to incur additional costs to reorganize our corporate structure" and "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us."

        Footnote (3) on page 6 (as amended) is set forth below:

(3)
The PRC residents holding direct or indirect interests in our company to which we have knowledge are in the process of registering and amending registrations with the local SAFE branch. These PRC residents are Ms. Haiyan Gong, our founder and chief executive officer, Mr. Yongqiang Qian, our chairman, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li. Because these registrations are still in process, Beijing Miyuan was unable to obtain a foreign exchange registration certificate by April 25, 2011, the date on which the first installment of the capital contribution was required to be made. Jiayuan Hong Kong was thus unable to pay the first installment of the capital contribution. As a result, under PRC law, Beijing Miyuan's Foreign Invested Enterprise Approval Certificate issued by the local office of the Ministry of Commerce is consequently deemed to be invalid. We are required to deregister Beijing Miyuan with the local AIC office and return Beijing Miyuan's business license to the local AIC office for cancellation. In addition, the local AIC office may also revoke Beijing Miyuan's business license on its own initiative even if we do not voluntarily deregister Beijing Miyuan and return the business license. If Beijing Miyuan is deregistered and its business license is returned to the local AIC for cancellation, or its business license is revoked by the local AIC office, Beijing Miyuan will no longer be a validly existing legal entity. See "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—If Beijing Miyuan, one of our PRC subsidiaries, is deregistered or if its business license is cancelled or revoked by the government, we may be required to incur additional costs to reorganize our corporate structure" and "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us."

 SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following data and footnote (2) has been added on pages 10 to 11:

Consolidated Statement of Operations Data:

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Unaudited pro-forma net income per share(2):
Basic			0.45	0.07
Diluted			0.44	0.07
Weighted average shares used in calculating pro-forma net income per share, basic			37,056,857	37,056,857
Weighted average shares used in calculating pro-forma net income per share, diluted			38,165,872	38,165,872

(2)
The unaudited pro-forma net income per share for the year ended December 31, 2010 gives effect to (i) the conversion of our Series A preferred shares into ordinary shares on the original date of issuance at the rate of one ordinary share for each preferred share and (ii) the adjustment of dilutive shares whose proceeds are presumed to be used to pay for the difference between the cumulative participating dividends due to holders of our Series A preferred shares, in the amount of RMB26.3 million (US$4.0 million) as of the expected completion date of this offering, and our net income for the year ended December 31, 2010, based on an assumed initial public offering price of US$11.00 per ADS (the midpoint of the estimated initial public offering price range) less estimated offering expenses of US$1.20 per ADS where every two ADSs represent three ordinary shares as disclosed on the cover of this prospectus.

RISK FACTORS

Risks Relating to Regulation of Our Business and Our Structure

        The following risk factor has been added on pages 29 to 30:

If Beijing Miyuan, one of our PRC subsidiaries, is deregistered or if its business license is cancelled or revoked by the government, we may be required to incur additional costs to reorganize our corporate structure.

        We were required under PRC law to make an initial capital contribution of RMB990,000 in Beijing Miyuan by April 25, 2011. However, in order for us to have made the capital contribution, Beijing Miyuan was required to have obtained a foreign exchange registration certificate from the local branch of the SAFE. A prerequisite to Beijing Miyuan receiving such foreign exchange registration certificate was that the PRC residents holding direct or indirect interests in our company, Ms. Haiyan Gong, our founder and chief executive officer, Mr. Yongqiang Qian, our chairman, Mr. Xu Liu, Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu, complete their registrations and any updated registrations with the local SAFE office under SAFE Circular 75. Due to our reorganization, Ms. Haiyan Gong, Mr. Yongqiang Qian, and Mr. Xu Liu are required to amend their previous registrations and their ownership changes pursuant to the SAFE Circular No. 75 and Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu are required to register in accordance with SAFE Circular No. 75. However, the registrations by these six PRC resident shareholders were not completed in time, and Beijing Miyuan was unable to obtain a foreign exchange registration certificate by April 25, 2011. As a result, we were unable to make the initial capital contribution before the prescribed statutory deadline. Under PRC law, Beijing Miyuan's Foreign Invested Enterprise Approval Certificate issued by the local office of the Ministry of Commerce is consequently deemed to be invalid. We are required to deregister Beijing Miyuan with the local AIC office and return Beijing Miyuan's business license to the local AIC office for cancellation. In addition, the local AIC office may also revoke Beijing Miyuan's business license on its own initiative even if we do not voluntarily deregister Beijing Miyuan and return the business license. If Beijing Miyuan is deregistered and its business license is returned to the local AIC for cancellation, or its business license is revoked by the local AIC office, Beijing Miyuan will no longer be a validly existing legal entity. In light of this development, the series of contractual arrangements that provide us with effective control over Beijing Huaqianshu and Xique were assigned from Beijing Miyuan to Shanghai Miyuan in May 2011. See "—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with restrictions on foreign investment in the online dating services industry and prohibitions on privately funded non-enterprise institutions from engaging in profit-making business operations, we could be subject to severe penalties, including discontinuation of our operations" for more information about the compliance of our current structure and the enforceability of our current contractual arrangements.

        We intend to rectify our failure to make the Beijing Miyuan capital contribution and, once such capital contribution is made and all necessary licenses and registrations are obtained, we intend to re-assign the series of contractual arrangements that provide us with effective control over Beijing Huaqianshu and Xique from Shanghai Miyuan back to Beijing Miyuan. However, there is no assurance that we will be able to rectify our inability to make Beijing Miyuan's capital contribution and we may be required to incur additional costs to reorganize our corporate structure, which may include establishing another PRC subsidiary in Beijing to take the place of Beijing Miyuan.

OUR HISTORY AND CORPORATE STRUCTURE

Our History

        Footnote (3) on page 53 (as amended) is set forth below:

(3)
The PRC residents holding direct or indirect interests in our company to which we have knowledge are in the process of registering and amending registrations with the local SAFE branch. These PRC residents are Ms. Haiyan Gong, our founder and chief executive officer, Mr. Yongqiang Qian, our chairman, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li. Because these registrations are still in process, Beijing Miyuan was unable to obtain a foreign exchange registration certificate by April 25, 2011, the date on which the first installment of the capital contribution was required to be made. Jiayuan Hong Kong was thus unable to pay the first installment of the capital contribution. As a result, under PRC law, Beijing Miyuan's Foreign Invested Enterprise Approval Certificate issued by the local office of the Ministry of Commerce is consequently deemed to be invalid. We are required to deregister Beijing Miyuan with the local AIC office and return Beijing Miyuan's business license to the local AIC office for cancellation. In addition, the local AIC office may also revoke Beijing Miyuan's business license on its own initiative even if we do not voluntarily deregister Beijing Miyuan and return the business license. If Beijing Miyuan is deregistered and its business license is returned to the local AIC for cancellation, or its business license is revoked by the local AIC office, Beijing Miyuan will no longer be a validly existing legal entity. See "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—If Beijing Miyuan, one of our PRC subsidiaries, is deregistered or if its business license is cancelled or revoked by the government, we may be required to incur additional costs to reorganize our corporate structure" and "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us."

 SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following data and footnote (2) has been added on pages 65 to 66:

Consolidated Statement of Operations Data:

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Unaudited pro-forma net income per share(2):
Basic			0.45	0.07
Diluted			0.44	0.07
Weighted average shares used in calculating pro-forma net income per share, basic			37,056,857	37,056,857
Weighted average shares used in calculating pro-forma net income per share, diluted			38,165,872	38,165,872

(2)
The unaudited pro-forma net income per share for the year ended December 31, 2010 gives effect to (i) the conversion of our Series A preferred shares into ordinary shares on the original date of issuance at the rate of one ordinary share for each preferred share and (ii) the adjustment of dilutive shares whose proceeds are presumed to be used to pay for the difference between the cumulative participating dividends due to holders of our Series A preferred shares, in the amount of RMB26.3 million (US$4.0 million) as of the expected completion date of this offering, and our net income for the year ended December 31, 2010, based on an assumed initial public offering price of US$11.00 per ADS (the midpoint of the estimated initial public offering price range) less estimated offering expenses of US$1.20 per ADS where every two ADSs represent three ordinary shares as disclosed on the cover of this prospectus.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.   Unaudited Pro-forma Balance Sheet and Net (Loss)/Income Per Share

        Note 15 on pages F-36 to F-37 (as amended) is set forth below:

        All of the preferred shares will automatically be converted into ordinary shares at the applicable conversion price upon (i) the affirmative vote of at least 66% of the then-outstanding preferred shares holders; or (ii) the closing of a qualified IPO, based on the then-effective applicable conversion price. The pro-forma balance sheet as of December 31, 2010 presents an adjusted financial position as if the conversion of the preferred shares into ordinary shares occurred on December 31, 2010.

        The unaudited pro-forma net (loss)/income per share for the years ended December 31, 2008, 2009 and 2010, as shown below, is giving effect to (i) the conversion of preferred shares into ordinary shares on the original date of issuance, and (ii) the adjustment of dilutive shares relating to the cumulative participating dividends amounting to approximately RMB26,346 (US$3,992) as of the expected IPO completion date. This adjustment represents the number of shares whose proceeds presumed to be used to pay for the excess of cumulative participating dividends as of the expected IPO completion date and the Group's net income for the year ended December 31, 2010, based on expected net proceeds per share after deducting the Group's estimated expenses related to the offering.

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(21,365)	(7,976)	(8,690)
Income allocated to participating preferred shareholders	—	5,677	16,717
Accretion of Series A Preferred Shares	7,504	7,976	8,690

Numerator for pro-forma basic and diluted net (loss)/income per share	(13,861)	5,677	16,717

Denominator:
Denominator for basic net (loss)/income per share—weighted average ordinary shares outstanding	27,272,727	27,272,727	27,272,727
Pro-forma effect of conversion of Series A Preferred Shares	9,566,667	9,566,667	9,566,667
Pro forma effect of shares presumed to be used to pay for cumulative participating dividends	—	—	217,463

Denominator for pro-forma basic net (loss)/income per share	36,839,394	36,839,394	37,056,857
Dilutive effect of share options	—	53,803	1,109,015

Denominator for pro-forma diluted net (loss)/income per share	36,839,394	36,893,197	38,165,872

Pro-forma net (loss)/income per share—basic	(0.38)	0.15	0.45
Pro-forma net (loss)/income per share—diluted	(0.38)	0.15	0.44

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JIAYUAN.COM INTERNATIONAL LTD.
PROSPECTUS SUMMARY
SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
RISK FACTORS
OUR HISTORY AND CORPORATE STRUCTURE
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS